UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 001-38425

CUSIP NUMBER:

(Check one):

☐ Form 10-K	☒ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GreenTree Hospitality Group Ltd.

Full Name of Registrant

Not applicable.

Former Name if Applicable

2451 Hongqiao Road

Address of Principal Executive Office (Street and Number)

Changning District, Shanghai 200335, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GreenTree Hospitality Group Ltd. (the “Company”) respectfully notifies the Commission that the Company is unable to file its annual report on Form 20-F for the year ended December 31, 2021 (the “Form 20-F”) on or before the prescribed due date of May 2, 2022 without unreasonable effort or expense because the Company needs more time to finalize its financial statements for the year ended December 31, 2021 due to a recent resurgence of COVID-19 in China, and the majority of the Company’s staff have to work from home.

The Company’s management currently expects that the Form 20-F will be filed within the fifteen-day grace period permitted by Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This notification on Form 12b-25 includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, both as amended by the U.S. Private Securities Litigation Reform Act of 1995. The words “expects” and “intends” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company’s Form 20-F. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 20-F. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yiping Yang	(86 21)	3617-4886
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).Yes ☒   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compared with 2020, the Company continued to expand its scale by increasing the total number of hotels in operation by over 10% in 2021. The Company increased the number of its leased-and-operated hotels in operation by approximately 55% in 2021. Benefiting from increased economic activity in China, blended RevPAR in the second quarter of 2021 recovered to 96.2% of its pre-pandemic level in 2019. The Company considers 2019 to be more representative of its ordinary course business operations and financial results, before the COVID-19 outbreak adversely impacted the Company’s industry.

The Company reaffirms the previous guidance set forth in its press release dated January 13, 2022 announcing its unaudited consolidated financial results for the third quarter 2021, namely, that the Company still expects an increase in total revenues of 25%-30% for the full year 2021, compared to 2020 and an increase in total revenues of 7%-12% for the full year 2021, compared to 2019.

However, the leased-and-operated hotels that were newly opened in 2021 are still in the ramp up stage and were impacted by the resurgences of COVID-19 in China during the second half of the year. These factors resulted in related operating costs and expenses that outpaced growth in the Company’s revenues, and will have a negative impact on the Company’s income from operations and net income in 2021.

Any further significant change in the Company’s results of operations from 2020 to 2021, other than as disclosed above, cannot be reasonably estimated at this time because the Company is still in the process of finalizing its financial statements for the fiscal year ended December 31, 2021. Any such change will be reflected in the Company’s unaudited consolidated financial results. Such results are forthcoming and the Company currently expects to announce them in a press release on or about May 11, 2022, and then to furnish such press release to the Securities and Exchange Commission through a Current Report on Form 6-K.

GreenTree Hospitality Group Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 29, 2022	By:	/s/ Yiping Yang
	Name:	Yiping Yang
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).